Exhibit 99.1

Dear Celator Employees:

I want to reach out and introduce you to Jazz Pharmaceuticals and let you know how excited we are about the transaction between our companies that was announced today.

Like Celator, we are focused on helping patients with highly specialized and significant unmet medical needs. Our passion for patients brings us to work each day, and our culture celebrates innovation and collaboration, attributes that will be enormously valuable when we begin working together.

Over the past several years, building our portfolio of great products and development programs has been one of our key priorities. To do this, we have successfully merged with or acquired companies that make up Jazz’s global organization today. Of note, we acquired two companies in Europe with a great deal of hematology/oncology expertise. Employees of EUSA Pharma and Gentium joined Jazz after these acquisitions, and together we have achieved a great deal of success in bringing important products to patients in need. We worked together with the employees of Gentium to launch Defitelio® (defibrotide) in Europe just two months after our acquisition of Gentium, and in March 2016, we obtained approval of Defitelio® (defibrotide sodium) from the Food and Drug Administration. Both of these events were significant milestones for Jazz and all of our employees globally.

Our interest in Celator was based on the tremendous progress you’ve made in advancing innovative and important programs that can improve patient outcomes. And we’re committed to helping further this progress, particularly in the case of VYXEOS™ (cytarabine:daunorubicin) Liposome for Injection.

I imagine that you have many questions about the structure and strategy of our company, how Celator would fit in and what this would mean for your career. Our goal is to work with the Celator team over the next few weeks to develop a specific integration plan that will minimize disruption and support you in achieving important upcoming milestones.

We greatly admire the wealth of knowledge you bring in R&D, scientific development, hematology and oncology and hope that you’ll discover that Jazz is a great place for you personally and professionally.

I co-founded Jazz Pharmaceuticals more than 13 years ago and, along with the entire management team and employees of Jazz, am dedicated to helping patients and ensuring Jazz Pharmaceuticals is a great place to work. I look forward to getting to know you better during this process.

Sincerely,

Bruce

Additional Information and Where to Find It

The tender offer referenced in this communication (the “Offer”) has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Celator or other securities, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the Offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Celator will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information. Holders of Celator securities are urged to read these documents when they become available because they will contain important information that holders of Celator securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Celator securities at no expense to them. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at http://www.sec.gov or by (i) directing a request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 1 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com. Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”